 Filed by Banco Santander (Brasil) S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

Santander announces an offer to acquire the minority interests in Santander
Brasil

April 29, 2014

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION 2
In connection with the proposed transaction, Banco Santander, S.A.
("Santander") will file with the U.S. Securities and Exchange Commission (the
"SEC") a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT
DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All
such documents filed with the SEC will be available free of charge at the SEC's website at www.sec.gov.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the
United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates",
"intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

I. Description of the proposed transaction

II. Rationale of the transaction

III. Financial impacts

IV. Final remarks

4

Proposed transaction

- Santander Group announces a **voluntary offer to acquire the minority interests** (approx. 25%) in Santander Brasil
- Santander Brasil shareholders to receive **0.70 Santander Group shares for each Santander Brasil unit / ADR**, equivalent to BRL15.31 per Santander Brasil unit [(1)]
  - **Implied 20%** premium based on the **closing price**[(1)]
  - Implied 21%/29% premium based on the past 1 and 3 months average, respectively [(1)]
- **Up to approximately 665 million Santander Group shares** will be issued
  - Santander Group shares to be listed in the São Paulo stock exchange through BDRs
  - Remaining Santander Brasil shares to continue trading in the São Paulo stock exchange [(2)] and New York stock exchange (subject only to listing requirements). **No squeeze-out**
- Santander Brasil ADR holders that accept the offer will receive Santander Group ADRs
- Santander Brasil holders that accept the offer will receive Santander Group dividends after completion of the transaction
- **The transaction is expected to be completed by the fourth quarter of 2014**. Offer subject to required approvals
- UBS provided a Fairness Opinion to the Board of Santander and Goldman Sachs is preparing a customary "Laudo" valuation report for Santander Group which will be offered to the Board of Santander Brasil

(1) Based on Santander Group closing price of EUR 7.046, Santander Brasil closing price of BRL 12.74 and an exchange rate of 3.104 BRL/EUR on 28 April 2014. Source FactSet

(2) Santander Brasil will cease to be listed on the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa but will be listed on the traditional segment of BM&FBovespa

Santander

Expected timetable

          April 2014 Announcement of the offer
  May - June 2014    Shareholders' Meeting of Santander Brasil and
                     appointment of independent expert
May - August 2014    Fulfilment of regulatory requirements
  September 2014     Santander General Shareholders' Meeting.
                     Acceptance period of the offer
      October 2014   Settlement of the offer. Santander shares to be
                     delivered to Santander Brasil's shareholders

I. Description of the proposed transaction

II. Rationale of the transaction

III. Financial impacts

IV. Final remarks

Rationale of the transaction

1. Unlock long term value in our Brazilian business

Despite short term headwinds in Brazil, we are optimistic about Santander
Brasil's long term prospects

Therefore, Santander is prepared to further invest in Santander Brasil and enhance long term value

2. Increase weight of markets with structural growth in our business portfolio

Proforma contribution of Santander's growth markets: up to 49%(1) from 43%
(1Q14 proforma)

Enhancement of long term growth potential of Santander Group

3. Financially attractive for both shareholder bases

20% premium for Santander Brasil shareholders

EPS accretive for Santander Group shareholders

(1) Estimate based on a 100 per cent acceptance ratio

I. Description of the proposed transaction

II. Rationale of the transaction

III. Financial impacts

IV. Final remarks

Transaction multiples(1):
The proposed offer implies P/E multiples above the local peer average

(1) Multiples are calculated dividing market capitalization by net profit as of
28 - April -2014.  Market capitalisation of peers based on PN prices.  Source:
FactSet (2) Based on IBES consensus average estimates of Santander Brasil as of
28 - April -2014  (3) Based on IBES consensus average estimates of Itau and
Bradesco as of 28 - April -2014

Impacts on Santander Group

Net attributable profit impact(1)

(based on market consensus(2) (3))

2014(4): +2% (EUR+108m) 2015: +7% (EUR+504m) 2016: +7% (EUR+557m)

EPS impact(1)

(based on market consensus(2) (3))

2014(4): +0.4% 2015: +1.3% 2016: +1.1%

Capital impact(2)(3)

No material impact on the Group CET1 ratio (+3bp) Reduces minorities deduction on CET1 ratio by ca. 20bp over the next five years

(1) Based on IBES consensus average estimates as of 28 - April -2014.  Source:
FactSet (2) Estimate based on a 100 per cent acceptance ratio (3) Exchange rate of 3.104  BRL/EUR on 28 April 2014.  Source: FactSet
(4) Assumes closing of transaction in October 2014.  Transaction will only impact profit for one quarter

I. Description of the proposed transaction

II. Rationale of the transaction

III. Financial impacts

IV. Final remarks

                          An attractive transaction for both Santander Group
and Santander Brasil shareholders

Santander Brasil shareholders:

20% premium paid over the price at yesterday's close(1) of BRL 12.74 21%/29%
premium paid over the average price of the past one and three months, respectively (1) Santander Brasil shareholders would receive Santander Group shares (to be listed in Brazil and New York), benefiting from Santander's growth potential and diversification

Santander Group shareholders:

Fully capture long term growth potential of Santander Brasil Increase weight of markets with structural growth in our business portfolio Positive EPS impact

(1) Based on Santander Brasil closing price of BRL 12.74  and an exchange rate of 3.104  BRL/EUR on 28 April 2014.  Source: FactSet